EXHIBIT 99.1


Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Appointment of Non-Executive Directors

The Minister of Communications, Dr Ivy Matsepe-Casaburri, has announced the appointment with effect from 20 September 2004 of Messrs Dumisani Tabata, Richard Tenza, Veli Ntombela and Ms Thenjiwe Chikane as non-executive directors of the Company.
Messrs Tabata, Tenza and Ntombela have been appointed to the Telkom Board by the Minister of Communications in terms of the Company's articles of association to replace Messrs MP Moyo, TA Sekano and RP Menell whose three-year terms ended on 18 September 2004 Ms Chikane replaces Mr TG Vilakazi who resigns as a director of Telkom. The above non-executive directors are representatives of Government on the Telkom Board.
Abridged curriculum vitaes of the new directors:
Mr Tabata is a director of Smith Tabata Inc, a firm of Attorneys, Notaries and Conveyancers, in King Williams Town in South Africa.
Mr Tenza is a Certified Public Accountant and director of Global Business Equilibrium, a consulting firm in South Africa.
Mr Ntombela is a tax specialist and a director at Sizwe Ntsaluba, a leading accounting firm in South Africa.
Ms Chikane is a qualified Chartered Accountant and is Chief Executive Officer of MGO Consulting.

21 September 2004
Johannesburg

Date: 21/09/2004 08:55:05 AM Produced by the JSE SENS Department